UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                   Under the Securities Exchange Act of 1934*


                               Rimage Corporation
                     --------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
                     --------------------------------------
                         (Title of Class of Securities)


                                   766721 10 4
                      -------------------------------------
                                 (CUSIP Number)




Check the following box if a fee is being paid with the statement [__]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 2 of 5 pages

                                  SCHEDULE 13G
                                  ------------

CUSIP NO.         766721 10 4
                  ---------------------------------


1.       NAME OF REPORTING PERSON                    George E. Kline

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                     (a)    [__]
                                                                     (b)    [__]
3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION                        U.S.A



                                    5.      SOLE VOTING POWER        464,625*(1)
               NUMBER OF
                SHARES
             BENEFICIALLY           6.      SHARED VOTING POWER              0
               OWNED BY
                 EACH
              REPORTING             7.      SOLE DISPOSITIVE POWER   542,125*(2)
                PERSON
                 WITH
                                    8.      SHARED DISPOSITIVE POWER        0



9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         464,625*


10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                            [__]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                    6.4%


12.      TYPE OF REPORTING PERSON*                                          IN
------------------

* Does not include 247,500 shares held by partnerships for which Brightstone Capital Ltd LLC, a limited liability company for which Mr. Kline serves as Managing Partner, is the General Partner and for which Mr. Kline has no voting or investment authority with respect to the shares held by such partnership and for which Mr. Kline disclaims beneficial ownership.

(1) Includes 285,750 shares held by Venture Management, Inc. Profit Sharing Plan and Trust, of which Mr. Kline is trustee and sole beneficiary and 15,750 shares held in IRA for benefit of Mr. Kline but does not include 77,500 shares issuable upon exercise of options that are currently exercisable.

(2) Includes 285,750 shares held by Venture Management, Inc. Profit Sharing Plan and Trust, of which Mr. Kline is trustee and sole beneficiary, 15,750 shares held in IRA for benefit of Mr. Kline and 77,500 shares issuable upon exercise of options that are currently exercisable.



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 5 pages


ITEM 1(a).        Name of Issuer
                  --------------

                  Rimage Corporation (the "Issuer")


ITEM 1(b).        Address of Issuer's Principal Executive Offices
                  -----------------------------------------------

                  7725 Washington Avenue South
                  Minneapolis, Minnesota 55439


ITEM 2(a).        Name of Person Filing
                  ---------------------

                  George E. Kline


ITEM 2(b).        Address of Principal Business Office
                  ------------------------------------
                  4750 IDS Center
                  80 South 8th Street
                  Minneapolis, MN 55402


ITEM 2(c).        Citizenship
                  -----------

                  Organized in U.S.A.


ITEM 2(d).        Title of Class of Securities
                  ----------------------------

                  Common Stock, $.01 par value


ITEM 2(e)         CUSIP Number
                  ------------

                  766721 10 4

ITEM 3.           Identification
                  --------------

                  Not Applicable.

                                                               Page 4 of 5 pages

ITEM 4.           Ownership
                  ---------

         (a)      Amount Beneficially Owned                          542,125*(1)

         (b)      Percent of Class                                          6.4%

         (c)      Number of Shares as to Which Such Person Has:

                  (i)      sole power to vote or to direct the vote  464,625*(2)

                  (ii)     shared power to vote or to direct the vote          0

                  (iii)    sole power to dispose or to direct the
                           disposition of                            542,125*(1)

                  (iv)     shared power to dispose or to direct the
                           disposition of                                      0


ITEM 5.           Ownership of Five Percent or Less of a Class
                  --------------------------------------------

                  Not Applicable.

ITEM 6.           Ownership of More than Five Percent on Behalf of Another
                  --------------------------------------------------------
                  Person
                  ------

                  Not Applicable.

ITEM 7.           Identification and Classification of the Subsidiary Which
                  ---------------------------------------------------------
                  Acquired the Security Being Reported on By the Parent Holding
                  -------------------------------------------------------------
                  Company
                  -------

                  Not Applicable.

ITEM 8.           Identification and Classification of Members of the Group
                  ---------------------------------------------------------

                  Not Applicable.

ITEM 9.           Notice of Dissolution of Group
                  ------------------------------

                  Not Applicable.
-----------------

* Does not include 247,500 shares held by partnerships for which Brightstone Capital Ltd LLC, a limited liability company for which Mr. Kline serves as Managing Partner, is the General Partner and for which Mr. Kline has no voting or investment authority with respect to the shares held by such partnership and for which Mr. Kline disclaims beneficial ownership.

(1) Includes 285,750 shares held by Venture Management, Inc. Profit Sharing Plan and Trust, of which Mr. Kline is trustee and sole beneficiary, 15,750 shares held in IRA for benefit of Mr. Kline and 77,500 shares issuable upon exercise of options that are currently exercisable.

(2) Includes 285,750 shares held by Venture Management, Inc. Profit Sharing Plan and Trust, of which Mr. Kline is trustee and sole beneficiary and 15,750 shares held in IRA for benefit of Mr. Kline but does not include 77,500 shares issuable upon exercise of options that are currently exercisable.

                                                               Page 5 of 5 pages

ITEM 10.          Certification
                  -------------


         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


Date: April 17, 2000




                                        /s/ George E. Kline
                                        ----------------------------------------
                                        George E. Kline